                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549


                               FORM 11-K


     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                          EXCHANGE ACT OF 1934


              For the fiscal year ended December 31, 1999

                                   OR

    ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                          EXCHANGE ACT OF 1934



        For the transition period from            to
                                       ----------    ----------


                Commission file number:     0-26350
                                       -----------------



           ALLEGIANT BANCORP, INC. 401(k) PROFIT SHARING PLAN
                        (Full title of the plan)


                        ALLEGIANT BANCORP, INC.
                            2122 Kratky Road
                      Saint Louis, Missouri 63114

      (Name and issuer of the securities held pursuant to the plans and addresses of its principal executive office)

                    Financial Statements
                 and Supplemental Schedules


                  Allegiant Bancorp, Inc.
                 401(k) Profit Sharing Plan


           Years ended December 31, 1999 and 1998
            with Report of Independent Auditors

                        Allegiant Bancorp, Inc.
                       401(k) Profit Sharing Plan

                          Financial Statements
                       and Supplemental Schedules


                 Years ended December 31, 1999 and 1998




                                  CONTENTS

Report of Independent Auditors                                            1

Financial Statements

Statements of Net Assets Available for Plan Benefits                      2
Statements of Changes in Net Assets Available for Plan Benefits           3
Notes to Financial Statements                                             4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year                                                        10
Schedule H, Line 4j - Schedule of Reportable Transactions                11

                     Report of Independent Auditors

The Trustees
Allegiant Bancorp, Inc.
  401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP

May 26, 2000
St. Louis, Missouri
                                                                       1

                                                    Allegiant Bancorp, Inc.
                                                  401(k) Profit Sharing Plan

                                     Statements of Net Assets Available for Plan Benefits


                                                                                 DECEMBER 31,
                                                              1999                                         1998
                                            ---------------------------------------------------------------------------------------
                                                                              NON-                                         NON-
                                                          PARTICIPANT-    PARTICIPANT-                 PARTICIPANT-    PARTICIPANT-
                                               TOTAL        DIRECTED        DIRECTED        TOTAL        DIRECTED        DIRECTED
                                            ---------------------------------------------------------------------------------------
ASSETS
Cash                                        $      828     $        -       $    828     $1,041,523     $1,041,523       $      -
Investments at fair value                    1,623,794      1,120,198        503,596        129,221              -        129,221
Participant loans                               36,323         36,323              -         25,935         25,935              -
                                            ---------------------------------------------------------------------------------------
                                             1,660,945      1,156,521        504,424      1,196,679      1,067,458        129,221
Employee contributions receivable                    -              -              -         18,453         18,453              -
Employer contributions receivable                    -              -              -          6,717              -          6,717
                                            ---------------------------------------------------------------------------------------
Total assets                                 1,660,945      1,156,521        504,424      1,221,849      1,085,911        135,938

LIABILITIES
Contribution refund                                  -              -              -        (24,493)       (21,987)        (2,506)
                                            ---------------------------------------------------------------------------------------
Total liabilities                                    -              -              -        (24,493)       (21,987)        (2,506)
                                            ---------------------------------------------------------------------------------------

Net assets available for plan benefits      $1,660,945     $1,156,521       $504,424     $1,197,356     $1,063,924       $133,432
                                            =======================================================================================

See accompanying notes.

                                                    Allegiant Bancorp, Inc.
                                                  401(k) Profit Sharing Plan

                                Statements of Changes in Net Assets Available for Plan Benefits


                                                                           YEAR ENDED DECEMBER 31,
                                                              1999                                         1998
                                            ---------------------------------------------------------------------------------------
                                                                              NON-                                         NON-
                                                          PARTICIPANT-    PARTICIPANT-                 PARTICIPANT-    PARTICIPANT-
                                               TOTAL        DIRECTED        DIRECTED        TOTAL        DIRECTED        DIRECTED
                                            ---------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Dividends and interest                   $   65,395     $   59,980       $  5,415     $   49,892     $   49,405       $    487
   Net appreciation (depreciation) in
      fair value of investments                 38,716         58,716        (20,000)        37,178         61,558        (24,380)
   Contributions:
      Employer                                 146,807              -        146,807        102,999              -        102,999
      Employee                                 384,567        295,311         89,256        376,108        376,108              -
      Rollovers from other plans                89,663         89,663              -        121,659        121,659              -
                                            ---------------------------------------------------------------------------------------
Total additions                                725,148        503,670        221,478        687,836        608,730         79,106

Deductions from net assets attributed to:
   Distributions to participants              (261,559)      (212,075)       (49,484)       (61,209)       (61,209)             -
                                            ---------------------------------------------------------------------------------------
Total deductions                              (261,559)      (212,075)       (49,484)       (61,209)       (61,209)             -

Interfund transfers                                  -       (198,998)       198,998              -              -              -
                                            ---------------------------------------------------------------------------------------
Net increase in net assets available for
   plan assets                                 463,589         92,597        370,992        626,627        547,521         79,106
Net assets available for plan benefits:
   Beginning of year                         1,197,356      1,063,924        133,432        570,729        516,403         54,326
                                            ---------------------------------------------------------------------------------------
   End of year                              $1,660,945     $1,156,521       $504,424     $1,197,356     $1,063,924       $133,432
                                            =======================================================================================

See accompanying notes.

                     Notes to Financial Statements

                      Year ended December 31, 1999


1. DESCRIPTION OF THE PLAN

The following description of the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Allegiant Bancorp, Inc. (the Company) as of January 1, 1993 and has been amended subsequently.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed six months of service. The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employees may elect to contribute up to 15 percent of their eligible compensation as defined. Historically, and in 1999 and 1998, the Company has matched 50 percent of employees' contributions up to a maximum of 6 percent of pretax compensation. All Company contributions are discretionary. Additional amounts may be contributed at the discretion of the Company, but no such contributions occurred in 1999 and 1998. All employer contributions are invested in Allegiant Bancorp, Inc. common stock. All contributions are subject to applicable limitations.

Contributions from participants are accrued based upon authorized payroll deductions. Employer contributions are accrued in accordance with the employer matching obligation as defined in the Plan.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments.

VESTING

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, as defined, with participants being 20 percent vested for each year of service after one year of service (100 percent vested after six years of service). Forfeitures of nonvested Company matching contributions are used to reduce future Company contributions.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested account balance upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (IRC) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account balance in the form of a lump-sum distribution or may elect to transfer the account balance to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates ranged from 8.00 percent to 9.50 percent in 1999 and 8.24 percent to
9.50 percent in 1998.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following eight investment options. A participant has the opportunity to change his or her options daily.

Prudential Small Company Value Fund - Funds are invested primarily in equity securities of small- to mid-size domestic corporations believed to be undervalued relative to the stock market in general.

Prudential Government Securities Trust - Short-Intermediate Term - Funds are invested primarily in U.S. government debt issuance securities.

INVESTMENT OPTIONS (CONTINUED)

Goldman Sachs Growth and Income Fund - Funds are invested primarily in income-producing equity securities including common stock and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities.

Prudential Stock Index Fund - Funds are invested primarily in equity securities of large domestic corporations in an effort to replicate the performance of the S&P 500 Index.

Prudential Government Securities Trust/Money Market Series - This fund is a collective trust fund that invests in highly liquid short-term securities and a money market fund.

Oppenheimer Quest Opportunity Value Fund - Funds are invested primarily in equity securities of large domestic corporations believed to be undervalued relative to the stock market in general.

AIM International Equity Fund - Funds are invested primarily in equity securities of non-U.S. issuers from a dozen or more developed markets.

Allegiant Bancorp, Inc. Company Stock Fund - Funds are invested in the common stock of the Plan's sponsor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances which approximate fair value.

Shares of Allegiant Bancorp, Inc. common stock are valued at the closing bid price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The fair values of investments representing more than 5 percent of assets held by the Plan at December 31, 1999 and 1998 are as follows:

                                                                    FAIR VALUE
                      DESCRIPTION                              1999           1998
  --------------------------------------------------------------------------------------
   Prudential Government Securities Trust - Money Market     $139,677       $      -
   Prudential Small Company Value Fund                         87,227              -
   Prudential Stock Index Fund                                379,075              -
   AIM International Equity Fund                              106,640              -
   Oppenheimer Quest Opportunity Value Fund                   251,217              -
   Goldman Sachs Growth and Income Fund                       162,627              -
   Allegiant Bancorp, Inc. common stock                       477,485<F*>    129,221<F*>

   <F*>This investment is non-participant-directed.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 20, 1998, stating that the Plan as adopted on March 1, 1998 is qualified under Section

401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan was amended on November 18, 1998 effective January 1, 1999. The Plan has adopted a standardized prototype plan document. The Plan's administrator has not applied for a new determination letter, as it is relying on the determination letter received by the prototype plan. The Plan's sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. CHANGE IN TRUSTEE

Effective January 1, 1999, the Company changed trustee from Van Kampen Trust Company (Van Kampen) to Prudential Investment Company (Prudential). To facilitate the transfer among the recordkeepers, nearly all investments in the Van Kampen funds were liquidated into a cash account as of December 31, 1998. The fund options available to participants from Prudential are comparable to investment options which were available from Van Kampen.

                                   Supplemental Schedules





                                   Allegiant Bancorp, Inc.
                                 401(k) Profit Sharing Plan

                                 EIN:  43-0437475  Plan 001

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

                                      December 31, 1999


                                                 DESCRIPTION OF                      CURRENT
          IDENTITY OF ISSUER                       INVESTMENT          COST           VALUE
----------------------------------------------------------------------------------------------
Prudential Government Securities Trust -
   Money Market                                  139,677 shares     $  139,677     $  139,677
Prudential Government Securities Trust -
   Short-Intermediate                            2,120 shares           20,520         19,846
Prudential Small Company Value Fund              6,939 shares           88,231         87,227
Prudential Stock Index Fund                      11,646 shares         367,404        379,075
AIM International Equity Fund                    3,835 shares           75,071        106,640
Oppenheimer Quest Opportunity Value
   Fund                                          7,290 shares          263,233        251,217
Goldman Sachs Growth and Income Fund             6,796 shares          165,312        162,627
Allegiant Bancorp, Inc. common stock<F*>         47,043 shares
                                                 of common
                                                 stock                 495,087        477,485
Participant loans (various individuals;
   terms of 1 to 5 years; interest rates
   ranging from 8.00% to 9.50%)                               -              -         36,323
                                                                   ---------------------------
                                                                    $1,614,535     $1,660,117
                                                                   ===========================

<F*> Party-in-interest to the Plan.

                                              Allegiant Bancorp, Inc.
                                            401(k) Profit Sharing Plan

                                             EIN: 43-0437475  Plan 001

                             Schedule H, Line 4j - Schedule of Reportable Transactions

                                           Year ended December 31, 1999

                                                                                          CURRENT
                                                                                          VALUE OF
                                                                                          ASSET ON
                                                              SELLING        COST OF    TRANSACTION         GAIN/
     IDENTITY OF PARTY INVOLVED              PURCHASES         PRICE       ASSET SOLD       DATE           (LOSS)
------------------------------------------------------------------------------------------------------------------------

Category (i) - Individual transactions in excess of 5% of the current value of plan assets at the beginning of the year
------------------------------------------------------------------------------------------------------------------------
Allegiant Bancorp, Inc. common stock        $  119,824       $      -       $      -     $  119,824       $      -
Allegiant Bancorp, Inc. common stock           178,798              -              -        178,798              -
Allegiant Bancorp, Inc. common stock           535,228              -              -        535,228              -
Allegiant Bancorp, Inc. common stock                 -         70,395         80,693         70,395        (10,298)

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets at the beginning of the year
------------------------------------------------------------------------------------------------------------------------
Allegiant Bancorp, Inc. common stock         1,065,999              -              -      1,065,999              -
(28 purchases and 11 sales)                          -        124,924        143,094        124,924        (18,170)


There were no category (ii) or (iv) reportable transactions during 1999.

                               SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   ALLEGIANT BANCORP, INC. 401(k)
                                   PROFIT SHARING PLAN


                                   By: /s/ Karen E. Box
                                      --------------------------------
                                   Name:   Karen E. Box
                                   Title:  Senior Vice President -
                                           Human Resources

June 28, 2000